Mail Stop 6010							December 22, 2005

Mr. Jing Jing Long
President
Tank Sports, Inc.
10925 Schmidt Road
El Monte, California 91733

Re:	Tank Sports, Inc
	File No. 333-129910
	Filed November 23, 2005

 Dear Mr. Long:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.


3. Please provide the independent accountants` report by Kabani & Company on your financial statements as of February 28, 2005 and for each of the years in the two-year period ended February 28, 2005.
4. Please provide information required by Item 304 of Regulation
S-B.

Prospectus Summary
Our Business, page 6
5. In the summary you state that you market, sell and distribute recreational and transportation motorcycles, all-terrain vehicles, dirt bikes, scooters and Go carts. However, in your risk factor section on page 11 you state that your sales consisted solely of cruiser motorcycles in the year ended February 28, 2005. Please revise the disclosure in the summary and elsewhere in the prospectus as may be appropriate to reconcile these contradictory statements. You should also expand the risk factor on page 11 by providing the distribution of sales by product classes in the 6 month interim period ended on August 31, 2005.
6. In the summary you state that you also sell your products internationally in Mexico, Jamaica, Ecuador and Finland. However, in the risk factor on page 13 you indicate that you intend to engage in international sales in the future. Please reconcile these contradictory statements and revise wherever appropriate throughout the prospectus.

The Offering, page 6
7. Please remove this section from the prospectus as you have already provided the same information on the cover page of the prospectus. You should avoid repetitive disclosures in the prospectus. Please refer to Rule 421 of Regulation C.

Risk Factors
Sales of A Substantial Number of Shares...., page 8
8. This risk factor is written as if a market for your shares currently exists. Please qualify your statements as to the possible effect of sales of shares on the market price by prefacing it with language that indicates that these effects could occur only if and when a market for your common stock is established.


Additional issuances..., p. 8
9. Disclose whether the company has any plans to issue additional securities. Include the number of shares of common stock you might be obligated to issue pursuant to all outstanding options, warrants, convertible securities and contractual obligations.

Our Auditors Have Issued a "Going-Concern" Qualification...., page
9
10. In the last sentence of this risk factor you refer to the shareholders being "materially and adversely affected". Please revise the last sentence to disclose the specific and likely effect of failure to obtain alternative sources of cash and generate positive cash flow. Throughout the risk factors section, in both the risk factor captions and in the text of the risk factors, you refer to the company, its business or its shareholders being harmed or shareholders and/or the company being adversely affected. Please replace all these references with disclosure explaining the immediate, actual or specific effect on the company and/or its shareholders.

Failure to retain our existing management team..., p. 9
11. If any of your key employees has plans to leave the company in the near future, you should disclose this fact in this section.

We are also dependent for our success on our ability to attract and retain..., page 9
12. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems.

Our business may be negatively impacted..., p. 10
13. Please disclose any history of problems that you have faced of the type described by this risk factor.

Economic, political, military or other events..., p. 10
14. Please consider whether this risk factor is appropriate for the company. Did the September 11 attacks materially alter sales or any other aspect of the company`s operations? Has political or military instability created problems for the company in the past? Are the risks posed to the company from international operations already captured in "Our international manufacturing operations..." on page
11?



Our operating results could be negatively impacted..., p.l1
15. You have introduced this risk factor by indicating that "if" your sales are concentrated. Given that 100% of sales are coming from one sales category, you should refer to the concentration of sales as a fact rather than a possibility.

Our business could be harmed if our contract manufacturers..., p.
12
16. We note that your header refers to violation of labor laws. However, the body of the risk factor appears to describe the posed risks as being related to your reputation. Isn`t it possible that your contract manufacturers will comply fully with the labor laws of their country but still engage in conduct that affects your reputation?
If applicable, please consider dividing this risk into 2 separate risk factors. The first risk factor would relate to your inability to control your contract manufacturers. This risk factor might disclose a number of different potential problems associated with this lack of control, including some that are not currently disclosed, such as product quality, product liability, timeliness of shipments, and other potential hazards.

The second risk factor should describe any risks to your reputation or other potential problems associated with labor laws, including the legal consequences if your contract manufacturers fail to comply with labor laws.
17. If your agreements with your contract manufacturers are material to the business, please file them as exhibits to the registration statement. In addition, you should describe all material terms of those agreements in the Business section.

Our business is subject to seasonality..., p. 13
18. Please disclose any problems you have faced in the past as a result of the risks posed in this risk factor.
Management`s Discussion and Analysis or Plan of Operation, page 15
19. An objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow and the impact of known trends, demands, commitments and uncertainties to facilitate investors` determination of the likelihood that past performance is indicative of future performance. We note that your MD&A does not explain the factors that determine your operating results, particularly the significant growth in revenue and operating profit for the six month period ended August 31, 2005. Also, while you refer to your working capital deficit and cash and cash equivalent balances at August 31, 2005, you do not discuss the impact of your recent revenue growth on liquidity and capital resources. Please expand your
MD&A discussion so that investors can understand the key variable and other qualitative and quantitative factors that determine your results of operations and cash flows.
20. Please discuss off balance sheet arrangements as required by Item
303 (c) of Regulation S-B.
21. Disclosure of critical accounting estimates should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please provide us information about the uncertainties in applying your critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.
22. Please expand your critical accounting policy for revenue recognition as follows:

* Describe your contractual arrangements with
dealers/distributors.
* Explain your product return policy and how you estimate product returns for new products.
* For all years presented, disclose the nature and amounts of all significant adjustments to revenue (e.g., product returns, chargebacks, incentives, fees, rebates, etc.), particularly for significant recent product launches, in your comparisons of results from operations.  In your analysis, please consider
*

the Commissions Interpretative MD&A Guidance (Release No. 33-8350 dated December 19, 2003).
* If applicable, please disclose and discuss any shipments made to dealers/distributors wherein such shipments are as a result of incentives and/or in excess of the dealer/distributor`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
* Quantify the amount of changes in estimates in estimated returns, chargebacks, rebates and other significant reserves in subsequent periods or explicitly state that no material revisions were recognized, if true.

Business, p. 19
Industry background
Motorcycles
23. Please explain who MIC is the first time you reference them.
24. You have included data that suggest international demand for motorcycles will increase. However, we note that the company does not sell its products in the nations that appear to be driving the increased demand. To avoid confusion for investors, you should either delete this data or explain its relevance to investors.

Description of property, p.24
25. Disclose the name of your landlord and explain its affiliation to the company.

Executive Compensation, page 26
26. Please advise us as to whether the registrant has any compensation or employment agreements with any of the three individuals included in the table. If so, describe the material terms and file the agreements as exhibits to the registration statement.

Certain relationships and related transactions, p. 26
27. For each transaction or agreement disclosed, please file your agreements as exhibits to the registration statement.
28. For each transaction or agreement, disclose all material terms or provisions or other relevant information. For example, you reference a $90,000 loan but you provide no information regarding the interest rate or maturity or what the company did with the proceeds of the loan. You provide information regarding two leases but you do not provide any information about the location, size or nature of the facilities or the uses and adequacy of the facility for the company.
We also note that the second of the two leases was for substantially higher monthly payments. Please clarify if both leases pertain to the same property or facility and explain why the substantial increase in lease payments occurred after the company entered into the second lease agreement.

Security ownership of certain beneficial owners, p. 27
29. The beneficial ownership table should include shares that could be obtained by individuals within the next 60 days. See Rule 13d-3.
If this is true for the ownership you have currently listed, you should represent that such shares are included in the table. If the table does not reflect shares that could be obtained within 60 days, you should revise the table to include this information and then provide the representation.

Plan of distribution, p. 28
30. Please explain how the $1.00 per share price was determined to be the fixed price for the shares.
Selling Shareholders, p. 30
31. Please explain how the selling shareholders originally obtained their shares.

Financial Statements

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies, page 40
32. We note an apparent contradiction in your revenue recognition accounting policy. You state sales revenue is recognized at the date of shipment to customers and when delivery is completed. Please clarify this accounting policy disclosure.
33. We note that you account for inventory at the lower of cost or market. A departure from the cost basis for inventory pricing is required if the utility of the goods is impaired by damage, deterioration, obsolescence, changes in price levels or other causes.
Please describe the nature of such inventory impairments and quantify related adjustments for each period presented, including write downs relating to damage, obsolescence and returned products. Tell us the basis for your determination of market value and the location of your inventory at August 31, 2005.
34. You state that all motorcycle and ATV products are manufactured under contracts with firms located in China and Mexico. Please describe the key terms of your contractual arrangements with these manufacturers, including purchase commitments, pricing, product warranties, product returns and contingent obligations. In addition, please clarify how you determine title transfer and revenue recognition for products shipped directly from these contract manufacturers to your distributors/customers. Tell us how you account for product returns made by your distributors/customers and warranty claims made to these contract manufacturers.
35. We note that you have not provided a liability or disclosure related to product warranties. Please tell us the terms of your product warranties to distributors/customers, costs incurred in connection with these obligations for each period presented and why you have not recorded a liability for these obligations.
36. We note that you provide no disclosure of threatened litigation or historical claims and assessments. Please describe the terms of your product liability insurance program, quantify related costs incurred for each period presented and tell us the basis for your decision to exclude disclosure described in SFAS 5.
Signature Page
37. Your signature page must include the signature of your Chief Accounting Officer and your Chief Financial Officer.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration as of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Frank Wyman at (202) 551-3660 or Kevin Woody, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,



      Jeffrey Riedler
   Assistant Director

   cc:	William O`Neal
   	The O`Neal Law Firm
   	17100 East Shea Boulevard
   	Suite 400-D
   	Fountain Hills, Arizona 85268
   	F: 480-816-9241


??

??

??

??

Mr. Jing Jing Long
Tank Sports, Inc.
December 22, 2005
Page 1